Filed by GrabAGun Digital Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: GrabAGun Digital Holdings Inc.

Commission File No.: 333-286021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 24, 2025

COLOMBIER ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41874	98-1753949
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

214 Brazilian Avenue, Suite 200-J
Palm Beach, FL	33480
(Address of principal executive offices)	(Zip Code)

(561) 805-3588

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	CLBR.U	The New York Stock Exchange

Class A ordinary shares, par value $0.0001 per share	CLBR	The New York Stock Exchange

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CLBR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is an updated investor presentation (the “Updated Investor Presentation”) of Metroplex Trading Company LLC (d/b/a GrabAGun.com), a Texas limited liability company (“GrabAGun”), that may be used by GrabAGun and by Colombier Acquisition Corp. II, a Cayman Islands exempted company (“Colombier II”), in connection with the transactions contemplated by the Business Combination Agreement described under Item 8.01 below.  The Updated Investor Presentation supersedes in all respects the earlier version of an investor presentation of GrabAGun previously furnished and attached as Exhibit 99.1 to a Current Report on Form 8-K filed by Colombier II with the United States Securities and Exchange Commission (“SEC”) on January 6, 2025.

The Updated Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events

As previously disclosed, on January 6, 2025, Colombier II entered into a Business Combination Agreement (the “Business Combination Agreement”) with GrabAGun, GrabAGun Digital Holdings Inc., a Texas corporation, Gauge II Merger Sub LLC, a Texas limited liability company and a wholly-owned subsidiary of Pubco (“GrabAGun Merger Sub”) and, upon subsequent execution of a joinder agreement, Gauge II Merger Sub Corp., a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Colombier Merger Sub”, and the proposed business combination contemplated by the Business Combination Agreement and related transactions, collectively, the “Business Combination”). Assuming that the proposed Business Combination is consummated (the “Closing”), GrabAGun Digital Holdings Inc. (“GrabAGun Digital” or “Pubco”) will be a public company and will carry out the business of GrabAGun. In connection with the Closing, the parties intend to apply to list Pubco shares and warrants on The New York Stock Exchange under the proposed symbols “PEW” and “PEWW”.

On March 24, 2025, Colombier II and GrabAGun jointly issued a press release (the “Press Release”) announcing (i) that certain individuals identified in the Press Release – Messrs. Donald J. Trump Jr., Colion Noir, Chris Cox, Blake Masters, and Dusty Wunderlich - are expected to be nominees to serve as members of the board of directors of GrabAGun Digital (the “Pubco Board”) immediately following the Closing, subject to approval of the related proposal to be presented at an Extraordinary General Meeting of Colombier II shareholders to be convened prior to the Closing in accordance with the terms of the Business Combination Agreement and subject to such individuals’ subsequent appointment to the Pubco Board, and (ii) that GrabAGun Digital Holdings Inc., as registrant, and GrabAGun, as co-registrant, have submitted to EDGAR, the SEC’s online portal, for filing with the SEC, a Registration Statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus with respect to the Business Combination.

A copy of the Press Release is filed herewith as Exhibit 99.2.

Forward-Looking Statements

The information in this Current Report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner, or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others with respect to the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.

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Important Information About the Transactions and Where to Find It

Pubco, as registrant, and GrabAGun, as co-registrant, have filed with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed Business Combination involving Colombier II, Pubco, Colombier Merger Sub, GrabAGun Merger Sub and GrabAGun, that is the subject of the Business Combination Agreement. The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: colombier@icrinc.com.

Participants in the Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering, Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 11, 2025 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement relating to the Business Combination. These documents can be obtained free of charge from the source indicated above.

Disclaimer

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are being filed herewith:

99.1	Investor Presentation, dated March 2025.
99.2	Press Release, dated March 24, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 24, 2025

Colombier Acquisition Corp. II

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer and Chairman

4

Exhibit 99.1

INVESTOR PRESENTATION MARCH 2025

No Representations or Warranties No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of the information contained in this Presentation or any other information (whether written or oral) that has been or will be provided to you. To the fullest extent permitted by law, neither GrabAGun, Colombier II, Pubco nor any of their respective subsidiaries, equity holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents shall be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its accuracy or sufficiency, its omissions, it errors, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be inclusive or of all of the information necessary to make an evaluation of GrabAGun, Colombier II, Pubco or the Business Combination. Viewers of this Presentation should each make their own evaluation of GrabAGun, Colombier II, Pubco and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, nor is intended to address, your specific investment objectives, financial situations or financial needs. Forward - Looking Statements This Presentation contains certain forward - looking statements within the meaning of the federal securities laws with respect to the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results orstrategies regarding GrabAGun and the proposed Business Combination. Any statements other than statements of historical fact contained in this Presentation, including statements regarding the anticipated benefits and timing of the completion of the Business Combination, the products and services offered by GrabAGun and the markets in which it operates, planned products and services, business strategy and plans, objectives of management for future operations of the Company ,market size and growth opportunities, competitive position and technological and market trends, are forward - looking statements. These forward - looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements are predictions, and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward - looking statements in this document ,including, but not limited to the following risks: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; (ii) the risk that the Business Combination may not be completed by Colombier II’s business combination deadline; (iii) the failure by the parties to satisfy the conditions to the consummation of the Business Combination; (iv) the inability of GrabAGun to maintain any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses; (v) Pubco may fail to obtain or maintain the listing of its securities on the New York Stock Exchange; (vi) costs related to the Business Combination; (vii) changes in business, market, financial, political and legal conditions; (viii) risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between GrabAGun and its employees; (ix) GrabAGun’s ability to successfully collaborate with business partners; (x) demand for GrabAGun’s current and future offerings; (xi) risks related to increased competition; (xii) risks relating to potential disruption in the transportation and shipping infrastructure; (xiii) risks that GrabAGun is unable to secure or protect its intellectual property; (xiv) risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; (xv) risks that post - closing of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; (xvi) the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination; (xvii) the ability of GrabAGun to execute its business model; (xviii) technological improvements by GrabAGun’s peers and competitors; (xix)and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the Securities and Exchange Commission (“SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Colombier II’s Annual Reports on Form 10 - K, the registration statement on Form S - 4 and proxy statement/prospectus that has been filed by Pubco, and other documents filed by Colombier II and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and GrabAGun and Colombier II assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. None of GrabAGun, Colombier II or Pubco gives any assurance that any of GrabAGun, Colombier II or Pubco will achieve its expectations. Industry and Market Data In this Presentation, GrabAGun, Colombier II and Pubco rely on and refer to certain information and statistics regarding the markets and industries in which GrabAGun competes. Such information and statistics are based on GrabAGun’s management’s estimates and/or obtained from third - party sources, including reports by market research firms and company filings. While GrabAGun believes such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. None of GrabAGun, Colombier II or Pubco has independently verified the accuracy or completeness of the information provided by the third - party sources. Each of Colombier II, GrabAGun and Pubco expressly disclaims any responsibility or liability for any damages or losses in connection with the use of such information herein. DISCLAIMER This presentation (this “Presentation”) is being furnished solely for the purpose of assisting the parties to whom it is addressed in making their independent evaluation with respect to a proposed business combination (the “Business Combination”) among Metroplex Trading Company LLC (“GrabAGun”), Colombier Acquisition Corp. II (“Colombier II”) and GrabAGun Digital Holdings Inc. (“Pubco”). The information contained in this Presentation should be treated in a confidential manner and may not be reproduced or used in whole or in part for any other purposes, nor may it be disclosed or otherwise made available to any third party. The provision of this Presentation shall not be taken as any form of commitment on the part of GrabAGun, Colombier II or Pubco to proceed with any negotiations of the Business Combination or any other transaction, and each of GrabAGun, Colombier II and Pubco reserve the right to discontinue discussions or negotiations regarding any transaction at any time for any reason or no reason. 02

DISCLAIMER (CONT’D) Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and GrabAGun’s, Colombier II’s and Pubco’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, © or ® symbols, but GrabAGun, Colombier II and Pubco will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . No Offer or Solicitation This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of GrabAGun, Colombier II, Pubco or any of their respective affiliates . No such offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 , as amended, or an exemption therefrom . Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein any representation to the contrary is a criminal offense . Non - GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”), including, but not limited to, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and certain ratios and other metrics derived therefrom . Note that other companies may calculate these non - GAAP financial measures differently, and, therefore, such financial measures may not be directly comparable to similarly titled measures of other companies . Further, these non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing GrabAGun’s financial results . Therefore, these measures, and other measures that are calculated using such non - GAAP measures, should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP . You should be aware that Colombier II’s, Pubco and GrabAGun’s presentation of these measures may not be comparable to similarly titled measures used by other companies . Colombier II, Pubco and GrabAGun believe these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to GrabAGun’s financial condition and results of operations . Colombier II, Pubco and GrabAGun believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in GrabAGun, and in comparing GrabAGun’s financial measures with those of other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which items of expense and income are excluded or included in determining financial measures . Please refer to footnotes where presented on each page of this Presentation or to the tables therein for a reconciliation of these measures to what GrabAGun believes are the most directly comparable measure evaluated in accordance with GAAP . Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments . The presentation of such non - GAAP measures, which may include adjustments to exclude unusual or non - recurring items, should not be construed as an inference that GrabAGun’s future results and cash flows will be unaffected by other unusual or nonrecurring items . We expect the variability of these items could have a significant impact on our reported GAAP financial results . Participants in Solicitation GrabAGun, Colombier II and Pubco and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Colombier II’s shareholders in connection with the Business Combination . Investors and security holders may obtain more detailed information regarding the names and interests of Colombier II’s directors and officers in the Business Combination in Colombier II’s filings with the SEC, including Colombier II’s IPO S - 1 . To the extent that holdings of Colombier II’s securities have changed from the amounts reported in Colombier II’s IPO Form S - 1 , such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC . Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Colombier II’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus on Form S - 4 for the Business Combination, which has been filed by Pubco with the SEC . Investors, shareholders and other interested persons are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Business Combination . Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about GrabAGun, Colombier II and Pubco through the website maintained by the SEC at www . sec . gov . Copies of the documents filed with the SEC that are referred to herein can be obtained free of charge by directing a written request to Colombier Acquisition Corp . II at 214 Brazilian Avenue, Suite 200 - J, Palm Beach, FL 33480 , Telephone No .: (561) 805 - 3588 . 03

MARC NEMATI CEO Transaction Consideration $150 million valuation, with a 2:1 mix of common stock and cash with CLBR shares valued at $10.00 per share Represents an attractive valuation for a growth business and sector consolidation platform that is already cash flow positive Capital Structure GrabAGun will receive up to $120 million in gross cash proceeds to the balance sheet to support future growth and strategic acquisitions in the 2A sector CLBR sponsor shares and all GrabAGun existing shareholder shares are subject to lock - up restrictions, and GrabAGun management will continue to lead the business INTRODUCTION 04 DONALD TRUMP JR. OMEED MALIK CEO TRANSACTION HIGHLIGHTS Overview Colombier Acquisition Corp II (NYSE: CLBR), a special purpose acquisition corporation, with over $170 million cash in trust, intends to publicly list GrabAGun on the NYSE via business combination transaction PARTNER DIRECTOR 1. Assumes none of Colombier’s public holders exercise redemption rights to receive cash from the trust account Pro Forma Ownership 1 GrabAGun existing shareholders are rolling 2/3rds of their equity in the transaction; Colombier public shareholders will own a majority of equity in the pro forma business

Our access to earned media brings massive attention to our transactions, resulting in sales and investment from aligned customers and investors 05

THE SECOND AMENDMENT IS IN OUR BLOOD We believe that it is our American duty to help everyone, from first - time buyers to long - time enthusiasts, understand and legally secure their firearms and accessories That’s why our arsenal is fully - packed, consistently refreshed, and always loaded with high - quality, affordable firearms and accessories WE DISCOVERED A GAP We no longer shop the way we used to and the retail firearms market needed a change. We believe people should be able to use their computers, phones, and tablets to shop for firearms the same way they purchase everything else. As experts in technology and fellow firearm enthusiasts, we believe we’re the right people for the job WE SELL’EM, YOU SHOOT’EM These words have resonated with us since the beginning. Today, we provide customers with the online retail experience they deserve and the customer support they expect Our mission is to provide customers with a wide variety of the highest quality firearms and accessories at the lowest prices . Our unique ability to leverage software to increase speed to market and reduce costs allows us to pass along savings and efficiencies to customers “A well regulated Militia, being necessary to the security of a free State, the right of the people to keep and bear Arms, shall not be infringed" WE ARE DEFENDERS WE ARE SPORTSMEN WE ARE OUTDOORSMEN 06

THE OPPORTUNITY

Millennials and Gen Z (18-44) are now shaping the future of firearms retail, already representing **37%+ of firearm owners and growing**[1]


Firearms U.S. Retail Addressable Market
~$25.3B[2]

MILLENNIAL AND GEN Z COHORT IS THE LARGEST GROWING GROUP OF NEW AND REPEAT BUYERS


Buyer Mix by Age Cohort 2019-2021[3]
First-Time Buyers
61%
23%
16%
18 to 44
45 to 59
60+
Repeat Buyers
44%
35%
21%
18 to 44
45 to 59
60+

5-Year U.S. Firearms Retail Revenue Growth 2019-2024: 48%[2]

MARKET DYNAMICS

- ★ Traditional firearms retailers fail to attract younger buyers as they tend to prefer mobile and tech-forward experiences[4]
- ★ Limited competition due to major players exiting or not participating in the market (e.g., Walmart, Dick's Sporting Goods, Amazon)[5]
- ★ Regulatory and inventory challenges stymie smaller competitors, creating opportunities for tech-enabled platforms to scale
- ★ Deep relationships with manufacturers and distributors require years to cultivate, creating barriers to entry
- ★ Majority of scaled digital offerings rely on user-generated listings with inconsistent pricing and inventory, which frustrates customers

1. Gun ownership ages 18-29 plus 30-44 from Jan 2019- Apr 2021, Annals of Internal Medicine "Results from the 2021 National Firearms Survey"
2. Company management and U.S. Firearms and Ammunition Retail Total Addressable market plus digital firearms and ammunition retail total addressable market per IBISWORLD reports from September 2024 and October 2024.
3. Annals of Internal Medicine "Results from the 2021 National Firearms Survey"
4. Garrison Everest, "How to Attract the Millennial Gun Buyer"
5. WSJ "Walmart Pulls Guns, Ammo Displays in U.S. Stores, Citing Civil Unrest" 10/29/2020; USA Today "Dick's Sporting Goods to eliminate gun, hunting departments in 440 stores" 3/10/2020; Amazon Terms of Service

GRABAGUN | COLOMBIER II 07

08 THE PROBLEM Americans’ Second Amendment Rights Are Under Attack We now must also fight to defend our Second Amendment rights These groups tried this same playbook to limit Americans’ First Amendment rights, and a group of companies rose up to fight back The Supreme Court has upheld Americans' constitutional right to buy and own firearms, so the failed opposition have transitioned to new attacks on us — by weaponizing the corporate world 2A SECTOR HAS BEEN STYMIED BY ‘WOKE’ CAPITAL CONSTRAINTS FORCED UPON INVESTORS COMPANIES CANNOT REACH TARGET CUSTOMERS DUE TO ADVERTISING BANS AND CANCELLATION BY LEGACY MEDIA AND BIG TECH SOFTWARE COMPANIES DEPLATFORM 2A COMPANIES, STUNTING THEIR CAPABILITES AND GROWTH AND WORSENING THE CONSUMER EXPERIENCE LEVERAGE IS CONSTRAINED IN THE SECTOR BECAUSE OF ‘WOKE’ FINANCIAL INSTITUTIONS REFUSING TO LEND TO THE SECTOR

THE GRABAGUN SOLUTION

Our platform is built for the next generation of firearms enthusiasts and sportsmen; on a premier proprietary tech stack for the 2A sector that supports demand prediction, procurement, and regulatory compliance; on deep relationships and direct integration into the systems of America's firearms manufacturers and distributors; and on over a decade of customer trust.

With our partnership with Colombier and their expertise in growing digital marketplaces, we believe we can fuel a revolution in firearms purchases for the next generation of defenders, sportsmen and enthusiasts.

Metric	Value
Registered Accounts	1.25M
Monthly Transactions	~22K
Active SKUs	77,000+
Pickup Locations	42,000
2024 Revenue[1]	$93.1M
2024 Adjusted EBITDA[1][2]	$4.7M
LTM Avg Order Value[1]	$404
Growth Over Industry[3]	+2100bps

1. For the 12 month period ended 12/31/2024
2. For a reconciliation of adjusted EBITDA to the equivalent GAAP financial measure, see selected unaudited historical measures on slide 26
3. Net difference between GrabAGun revenue growth of +11% between 12 months ended 2022 (unaudited) and 2024 per Company financials vs the equal-weighted average growth of public firearms peer group of Olin's Winchester Subsidiary, Smith & Wesson, Sturm Ruger, Vista Outdoor's former Kinetic Group subsidiary, and Ammo Inc's GunBroker subsidiary between 12 months ended FY 2024 and ended the latest available publicly available reported period of approximately -10%

GRABAGUN | COLOMBIER II 09

RESULTS: ALREADY DELIVERED Overall U.S. Firearms Market - 11.0% - 20.0% 10 (1) # NICS (6) Background Checks 2 - Year Growth Post - 2022 Revenue Growth (2 - Year) +11.0% +5.0% - 4.0% - 10.0% - 20.0% (2) (3) (2) (4) (5) 1. For the 12 month period ended 12/31/24 vs (unaudited) 12/31/22, as provided by GrabAGun 2. For the 12 month period ended 12/31/24 vs 12/31/22 for Olin’s subsidiary Winchester and Ruger, as provided by Olin’s and Rugers’s public filings 3. For the 12 month period ended 1/31/25 vs 1/31/23 as provided by Smith & Wesson’s public filings 4. For the 12 month period ended 9/30/24 vs 12/31/22 for Vista Outdoor’s former subsidiary The Kinetic Group , as provided by Vista Outdoor’s public filings 5. Ammo Inc. marketplace subsidiary financial performance for the 12 month period ended 12/31/22 vs 6/30/2024, as provided by Ammo Inc’s Public filings 6. FBI National Instant Criminal Background Check System (NICS). For the 12 month period ended 12/31/2024

INVESTMENT HIGHLIGHTS Procurement platform and supplier integrations provides pricing, as well as inventory optimization edge High impact customer outreach marketing capabilities, amplified by Colombier’s unique media position Cash flow generative business expected to benefit from scale efficiencies as top line grows Foundation to become the premier consolidator of the 2A sector 11 GrabAGun is positioned to be a leading U.S. mobile - focused firearms retail platform for the next generation of buyers Millenial and Gen Z firearms buyers are primed to disrupt the firearms market with digital, mobile - first retail preferences Customer journey is supported with robust catalog, flexible payment and delivery options, and U.S. - based customer service Proprietary tech stack, including AI - driven listings, demand prediction, and automated procurement systems

PREMIER USER EXPERIENCE FOR THE NEXT GENERATION OF FIREARMS BUYERS 12 Mobile - Friendly UI Design Tailored for Millennials & Gen Z Ensures Seamless Navigation & Engagement Of Total Revenue Monthly Page Views 13.8M 64.1% Of Total Sessions Bounce Rate 16.90% 61.4% Conversion Rate 1.02% Avg Session Duration (2) 5:37 1. For 12 month period ended 12/31/24 2. Active users Exceptional User Engagement (1) Mobile - First Focus (1) 64.2% Of Transactions

FOCUSED ON THE CUSTOMER JOURNEY



MASSIVE CATALOG

Customers can find over 77,000 active SKUs, making GrabAGun a one-stop shop

Centralized, automated SKU generation and maintenance eliminates frustrating duplicate SKUs



.300 Blackout 16.1" Threaded Barrel W/ Brake 10-Rounds
$569.99

HASSLE-FREE CHECKOUT

Checkout flow optimized for mobile-first habits of younger shoppers

Customers can create an account for streamlined future checkouts

Simplified checkout with or without a registered account



PAYMENT METHOD:

PAYMENTS & SHOOT NOW PAY LATER

Powered by PublicSquare Payments, our un-cancelable payment stack ensures a seamless transaction experience unaffected by "woke" challenges faced by competitors

"Shoot Now Pay Later" consumer financing from PublicSquare/ Credova supports millions in sales annually[1]



SHIPPING & PICKUP

Relationships with over 42,000 FFL pickup sites nationwide

~70% of all orders ship to pickup sites in two business days and ~98% within five[2] with automated shipment tracking sent to buyer

Our FFL platform handles regulations and compliance, including transfer paperwork and background checks



CONTACT US
WRITE US

UNPARALLELED SUPPORT

Dedicated team of 10 U.S.-based customer service reps with AI augmented capabilities available via phone or online chat to resolve any order related issues

SELECT YOUR GUN → CHOOSE YOUR FFL PICKUP LOCATION → PAY ONLINE → SHOOT NOW!

1. During 2024 and 2023, Credova Financed Transactions represented approximately 4% of GrabAGun's total sales transactions, generating approximately 8% of GrabAGun's total revenues.
2. For the 12 month period ended 12/31/24

GRABAGUN | COLOMBIER II 13

PROPRIETARY TECH STACK FOR THE 2A SECTOR


Manufacturers
Retailers
GRABAGUN
PSQ Payments
Shoot Now, Pay Later
eGunbook
AI Demand Prediction
PMO Algorighms
Customer Profiles
Distributors
Consumers

DYNAMIC INVENTORY & ORDER MANAGEMENT

- Near real-time distributor cost and quantity updates
- Automated buying algorithms optimizing for inventory forecasting, cost, availability, and shipping speed

AI-POWERED PRICING & DEMAND PREDICTION

- Competitor pricing analytics and Product Margin Optimization (PMO) algorithms
- Automated price reductions for clearance and margin enhancement

FFL PARTNERS COMPLIANCE & DISTRIBUTION PLATFORM

- Proprietary eGunbook Platform manages GrabAGun's logistics and compliance with 42,000+ FFL pickup locations
- Triple-check firearm compliance system ensures close to 100% accuracy in shipping

PERSONALIZED CUSTOMER-CENTRIC FEATURES

- Personalized shopping with demand prediction and suggestion engine
- Automated email alerts to customers for high demand restocks and low-cost opportunities

SEAMLESS SUPPLY CHAIN MANAGEMENT

- Direct system integration with 13 distributors, providing access to 2,000+ manufacturers
- Automated bulk discount handling and inventory replenishment

GRABAGUN | COLOMBIER II 14

OUR DYNAMIC PROCUREMENT PLATFORM

TRADITIONAL FIREARMS SUPPLY CHAIN

Retailers use large amounts of working capital to procure bulk orders of inventory, pre-ordered months in advance from buying groups



Manufacturers
Distributors
Buying Groups
Retailers
Consumers
Inventory Sourcing:
Retailers pool together, buying in bulk, to receive better pricing

---- Traditional Supply Chain

- Limited order flexibility
- Inventory available determined by buying group
- Additional middle men add to the cost of procurement
- Higher product cost to consumer
- Orders made months in advance
- Working capital intensive

GRABAGUN PROCUREMENT PLATFORM

Using direct system integrations and demand prediction to optimize product source for pricing, costs, and inventory turnover



Manufacturers
GRABAGUN
Warehouse
Retailers
Consumers
Distributors

Sourcing Options:
- Buy and hold in GrabAGun warehouse
- Drop ship from manufacturer
- Drop ship from distributor

---- Enabled by the GrabAGun platform

- Buying terms arbitrage unlocked by direct integrations into manufacturers and distributors
- Cost savings captured by GrabAGun and shared with consumers
- Strategic purchasing of inventory held vs. dropshipping based on price and demand prediction
- Near real-time inventory availability across suppliers and GrabAGun warehouse
- Dropship options for faster and cheaper delivery to customer
- Immediate access to new and broader set of products
- Optimizes inventory turnover and working capital

GRABAGUN | COLOMBIER II 15

Organic 37% Email 32% Direct 17% LTM 2024 REVENUE BY SOURCE Other 14% ~864 MILLION 132K TRANSACTIONS 30.5% EMAIL OPEN RATE $438 EMAIL AOV $404 OVERALL AOV > 1.3 MILLION OUTBOUND EMAIL LIST ...AMPLIFIED BY COLOMBIER Marketing Blitz + 218% User Growth + 404% Unique Daily Session Growth MASSIVE UPSIDE POSSIBLE FROM UNTAPPED EXPOSURE TO BURGEONING NEW MEDIA UNIVERSE RESULT - REACH 2A CUSTOMERS DESPITE ‘WOKE’ BANS BY LEGACY MEDIA AND BIG TECH 16 1. LTM as of 12/2024 2. PublicSquare growth during window between announcement and close of public listing via business combination between Colombier I and PublicSquare, from 2/28/23 to 7/31/23. Source: PublicSquare Investor Presentation, September 2023 (1) (2) (1) (1) (1) EMAILS SENT (1) HIGH IMPACT CUSTOMER OUTREACH PROGRAMS... EFFECTIVE OUTBOUND EMAIL CAPABILITIES TRAFFIC BY SOURCE (BASED ON SESSIONS) Other 15 % Direct 18 % Organic 31 % Email 38%

Used Firearms Marketplaces With Colombier’s solutions for capital and customer acquisition, GrabAGun can be positioned to consolidate the 2A sector GrabAGun has an opportunity to unlock value for investors by capturing arbitrage caused by the various ‘woke’ restrictions and mandates ’S OPPORTUNITY AS 2A SECTOR CONSOLIDATOR 17 Distributors Firearm Accessories Marketplaces Web 1.0 Firearms Marketplaces Brick & Mortar Retailers Importers FFL Compliance FFL POS Opportunities with Strategic Fit A) Expand breadth of procurement channels B) Expand into similar offerings/marketplaces for cross - sell C) Vertically integrated value chain D) Expand into software layer of retailers E) Acquire Web 1.0 competitors with loyal customer base FFL ERP

TRANSACTION SUMMARY

Transaction Overview[1][2]

Colombier will acquire GrabAGun for $150 million, with a 2:1 mix of stock and cash with CLBR shares valued at $10.00 per share

Of the over $170 million CLBR cash held in trust (subject to interest and redemptions), up to $120 million will be used to fund and accelerate future growth initiatives, pay transactions expenses, seek consolidation opportunities, and other general corporate purposes

GrabAGun exisiting equityholders and management are rolling 2/3 of their equity into the transaction

CLBR Sponsor common shares and all GrabAGun equityholders' common shares received in the transaction also subject to lock-up restrictions

Sources and Uses ($M)[1][2]

Sources		Uses	
SPAC Cash in Trust	$170	GrabAGun Rollover Equity	$100
GrabAGun Rollover Equity	$100	Distribution to GrabAGun Equityholders	$50
		Cash to Pro Forma Balance Sheet	$110
		Estimated Transaction Fee	$10
Total Sources	**$270**	**Total Sources**	**$270**

Pro Forma Valuation ($ in M, except per share data)[1][2]

Total shares outstanding	31.25M
Price per share	$10.00
Equity value	$312.5
Less: net cash[3]	($118)
Total Enterprise Value	**$194.5**

Pro Forma Illustrative Ownership Breakdown[1][2]


GrabAGun Shareholder Rollover
32%
CLBR Shareholders
68%

1. Assumes none of Colombier Acquisition Corp. II's holders exercise redemption rights to receive cash from the trust account. This amount will be reduced by the amount of cash used to satisfy any redemptions
2. Pro forma share count assumes no redemptions and represents 10.0M seller rollover shares, 17.0M Colombier pubic stockholder shares, and 4.25M Colombier Sponsor shares. Pro Forma share count excludes (i) the effect of outstanding warrants to purchase CLBR common stock and (ii) any equity awards contemplated to be issued in connection with or following the completion of the transaction or any issued to GrabAGun consultants or contractors
3. Includes $8M of cash on balance sheet as of December 31, 2024

GRABAGUN | COLOMBIER II 18

APPENDIX 19

INDUSTRY LEADING BRANDS WORKS WITH: 20

Why Are FFLs Needed? History of Regulatory Compliance REGULATORY COMPLIANCE Firearm Purchase Process 1 Buyer purchases firearm, pays GrabAGun, and selects their local Federal Firearm License (“FFL”) holder 2 GrabAGun ships the firearm to the designated FFL in compliance with federal and state laws 3 Buyer goes to the FFL and completes all required paperwork, as well as a background check 4 Following the successful completion of the required paperwork, the FFL releases the firearm Non - firearm purchases such as accessories and ammunition can be sent directly to buyers FFLs facilitate firearm transfers and ensure background checks are completed All firearm purchases, including online, must be finalized through an FFL FFLs typically charge a flat fee for transfer services 21 GrabAGun holds a Type 1 FFL and SOT license for retail firearm sales GrabAGun stays up - to - date with regulations, legislation, and case law Extensive experience working with the ATF, including software development support Over 1,000,000 direct ship transactions since eGunbook launch

FFL Validation Proprietary software validates FFL status and location, placing errors on hold for remediation Triple Check Compliance Outbound checks verify order barcodes and firearm serials, with the system issuing a “Pass” or “Fail” ATF Integration ATF - sourced FFL addresses are validated and cross - checked with shipping labels for accuracy eGunbook Integration Serial numbers confirm firearm disposal to the FFL, which ensures legal transfer compliance Order Data Validation Order and barcode are verified to ensure the correct firearm was marked disposed, and validates at checkout to confirm the shipper selected the correct FFL Shipping Integration The order number is sent via API to shipping software, transmitting tracking information to both the Company and the customer GrabAGun’s industry leading regulatory compliance system, eGunbook, reduces arduous filings and streamlines order fulfillment eGunbook makes it possible for key suppliers to offer drop - shipping options, in which products are shipped directly to FFLs or customers rather than being processed by GrabAGun, saving both time and shipping costs System automatically provides buyers with tracking information, reducing the strain on the customer service desk 22 POST - SALE FULFILLMENT & REGULATORY COMPLIANCE COMPLIANCE PROCEDURES

Marc Nemati Chairman & Chief Executive Officer of GrabAGun Marc Nemati will become the President, Chief Executive Officer and Chairman of the Board of Pubco upon consummation of the Business Combination. He has been a member of GrabAGun since 2011 and has served as GrabAGun’s President since October 2023 and its Chief Executive Officer since September 2024 and previously was its Chief Information Officer. In these positions, Mr. Nemati guides GrabAGun, providing day - to - day operational leadership of the company’s product lines and eCommerce activities. As a software engineer by training, Mr. Nemati has pioneered ground - up software solutions for virtually every business process, enabling GrabAGun’s highly efficient scalability. GrabAGun has developed under Mr. Nemati industry - leading software for inventory management, operations management and regulatory compliance. Mr. Nemati spearheaded the development of the first federally government - approved, electronically stored background check process. Prior to joining GrabAGun, Mr. Nemati held senior software engineering positions at IBM, focused on developing software solutions for IBM’s global enterprise retail and consumer products clients, from 2008 to 2016. Mr. Nemati received both a B.S. degree in Computer Science and an M.S. degree in Security Engineering from Southern Methodist University. Mr. Nemati brings extensive knowledge of the firearms industry to GrabAGun and a deep background in technology, eCommerce and engineering, making him well - qualified as a member of the Board. Justin Hilty Chief Financial Officer of GrabAGun Justin C. Hilty will become the Chief Financial Officer of Pubco upon the consummation of the Business Combination. He has served as GrabAGun’s Chief Financial Officer since 2010 and is a co - founder of the company. Mr. Hilty has managed GrabAGun’s financial, accounting and banking activities since inception. From 2007 to 2010, he served as a vice president at Comerica Bank, where he worked with the bank’s largest commercial customers to structure tax advantaged leases, and from 1994 to 2007, he worked in the commercial finance department of Citigroup, where he participated in underwriting commercial equipment financing. Mr. Hilty received a B.S. degree in Accounting from the University of Texas at Arlington. Matt Vittitow Chief Operating Officer of GrabAGun & Director Matthew Vittitow will become the Chief Operating Officer of Pubco upon consummation of the Business Combination. He has served as GrabAGun’s Chief Operating Officer since 2010 and is a co - founder of the company. Mr. Vittitow has been instrumental in fueling the growth and stability of GrabAGun by leveraging his background in technology and operations management to contribute to developing best - in - industry operating procedures and efficiencies. From 2001 to 2013, Mr. Vittitow served as a software implementation manager at Fidelity National Information Services, Inc., a financial services technology solutions provider. Mr. Vittitow received a B.S. degree in Business Computer Information Systems from the University of North Texas and an M.B.A. from the University of Oklahoma. Mr. Vittitow’s nearly 15 years of experience operating in the firearms eCommerce business environment makes him well - qualified as a member of the Board. 23 LEADERSHIP TEAM

Chris W. Cox Director Chris W. Cox, a director nominee of Pubco, has been the President of Capitol 6 Advisors LLC, a consulting firm that provides long - range strategic public policy and public affairs consulting, crisis management and brand positioning services, since July 2019 and the President of Caliber Contact, a company providing campaign services, since April 2023. Mr. Cox served various roles at the National Rifle Association of America (“NRA”), most recently as the Executive Director of the NRA’s Institute for Legislative Action from April 2002 to June 2019. Mr. Cox has appeared on a variety of national news programs, including Fox News Sunday, Tucker Carlson Tonight, Hannity, The Kelly File with Megyn Kelly and This Week with George Stephanopoulos. His articles have been published in The New York Times, the Washington Post, and other publications and he was a primetime speaker during the 2016 Republican National Convention. Mr. Cox is a graduate of Rhodes College in Memphis. Mr. Cox’s extensive experience leading the NRA and as a lobbyist and public relations consultant in the legislative field for gun rights and public affairs makes him well - qualified as a member of the Board. Colion Noir Director Collins Iyare Idehen Jr., director nominee of Pubco, professionally known as Colion Noir, is an attorney, Second Amendment rights advocate, and influential media personality. Mr. Noir’s legal practice in Texas is focused on Second Amendment rights. Mr. Noir’s commentary on gun rights led to his collaboration with the National Rifle Association (“NRA”) in 2013. In May 2014, he hosted the web series “NOIR,” combining his legal expertise with his passion for firearms to engage a broad audience. Beyond his work with the NRA, Mr. Noir has established a significant digital presence. Through his YouTube channel, he provides insightful commentary on firearm - related topics, legal analyses, and discussions on constitutional rights. Mr. Noir’s contributions extend to traditional media as well. His media appearances include guest spots on platforms such as “The Joe Rogan Experience” and HBO’s “Real Time with Bill Maher,” where he discusses topics ranging from gun rights to broader social issues. Mr. Noir received his Bachelor of Arts in Political Science from the University of Houston, followed by a Juris Doctor from the Thurgood Marshall School of Law at Texas Southern University. Mr. Noir’s established voice in the discourse on gun rights and constitutional freedoms makes him well - qualified as a member of the Board. Blake Masters Director Blake Masters, a director nominee of Pubco, has been a director of PSQ Holdings, Inc. since July 2023. Mr. Masters is a successful entrepreneur and venture capital investor. Mr. Masters co - founded Judicata, Inc., a legal intelligence software company, in 2012 and served as its co - founder until 2014. From February 2018 to March 2022, Mr. Masters was the Chief Operating Officer of Thiel Capital, an investment firm that specializes in the technology sector. From July 2015 to March 2022, Mr. Masters also served as the President of the Thiel Foundation, a nonprofit that promotes science and innovation, and currently serves on the foundation’s board of directors. Mr. Masters was Arizona’s GOP nominee for the U.S. Senate in 2022. In 2014, Mr. Masters co - authored with Peter Thiel, the book “Zero to One: Notes on Startups, or How to Build the Future,” which quickly became a #1 New York Times bestseller in the U.S., selling more than 1.75 million copies globally. Mr. Masters received his J.D. from Stanford Law School and his B.S. degree in Political Science from Stanford University. Mr. Masters’ deep background in technology growth companies as an entrepreneur and investor makes him well - qualified as a member of the Board. LEADERSHIP TEAM (CONT’D) 24

LEADERSHIP TEAM (CONT’D) Donald J. Trump Jr. Director Donald J. Trump Jr., a director nominee of Pubco, has served as a Partner at 1789 Capital, an investment firm that provides financing to companies in the budding EIG economy, since November 2024. Mr. Trump has served as an Executive Vice President at The Trump Organization since September 2001, where he helps oversee the company’s extensive real estate portfolio, media and other business interests around the globe. Over the course of his career, Mr. Trump has played a critical role in many of the company’s most successful real estate development projects, including the Trump International Hotel & Tower in Chicago and Trump International Hotel in Washington D.C. Mr. Trump’s involvement in those projects was extensive, ranging from the initial deal evaluation stage, analysis and pre - development planning to construction, branding, marketing, operations, sales, and leasing. Mr. Trump has also spearheaded efforts to further expand the Trump brand globally and has overseen large segments of The Trump Organization’s commercial leasing business involving properties such as Trump Tower on Fifth Avenue and 40 Wall Street in downtown Manhattan. Since December 2024, Mr. Trump has served on the board of directors of PSQ Holdings, Inc. (NYSE: PSQH). Since March 2024, Mr. Trump has served on the board of directors of Trump Media & Technology Group Corp. (NASDAQ: DJT). In addition to his real estate interests, Mr. Trump is an accomplished and sought - after speaker. He has spoken extensively throughout the United States and around the world and maintains an influential social media presence. He was also featured as an advisor on the highly acclaimed NBC shows “The Apprentice” and the “The Celebrity Apprentice.” Mr. Trump received his bachelor’s degree in Finance and Real Estate from the Wharton School of Finance at the University of Pennsylvania. Mr. Trump’s extensive business experience makes him well - qualified to serve as a member of the Board. Dusty Wunderlich Director Dusty Wunderlich, a director nominee of Pubco, has been a director of PSQ Holdings, Inc. (NYSE: PSQH) (“PublicSq.”) since March 2024 and has served as its Chief Strategy Officer since June 2024. Prior to joining the board of PublicSq., he served as Chief Executive Officer and a director of Credova Holdings, Inc. (“Credova”), a provider of point - of - sale financing solutions, from September 2020 until its acquisition by PublicSq. in March 2024. Mr. Wunderlich was managing member of Red Rock Armory, LLC, an investment firm, from January 2021 until March 2024, and was managing member of ALMC, LLC, a consulting firm, from May 2017 to August 2020. Prior to that, Mr. Wunderlich served as Chief Executive Officer of Bristlecone, Inc . , a provider of point - of - sale financing solutions, from 2014 to 2017 , and as Principal of DCA Partners, a boutique investment banking and private equity firm, from 2011 to 2013 . Mr . Wunderlich received both a bachelor’s degree in finance and economics and an MBA from Missouri State University . Mr . Wunderlich’s extensive experience in financial technology, commercial lending and capital markets makes him well - qualified as a member of the Board . 25

$9.5 $10.1 $11.5 Gross Profit 10.2% 10.5% 12.9% % Gross Margin $4.7 $4.7 $5.0 Adj. EBITDA 5.0% 4.9% 6.1% % Adj EBITDA Margin 0.4 0.5 Capitalized Software, net 0.0 0.0 Property & Equipment, net 0.3 0.5 Operating Lease Right - of - Use Asset 0.0 0.0 Other Assets $ 8.7 $ 10.8 Accounts Payable 0.2 0.2 Operating Lease Liabilities, current 1.1 0.9 Accrued Expense & Other Current Liabilities 2.3 2.6 Unearned Revenue $ 12.3 $ 14.6 Total Current Liabilities 0.0 0.3 Operating Lease Liability, non - current $ 12.3 $ 14.8 Total Liabilities Members’ Capital: 1.9 2.0 Members’ Capital $ 1.9 $ 2.0 Total Members’ Capital $ 14.2 $ 16.9 Total Liabilities & Members’ Capital Cash & Cash Equivalents $ 10.7 $ 7.9 Inventory, net 4.2 4.8 Deferred Transaction Costs — 0.3 Prepaid Exp. & Other Current Assets 0.8 0.6 Total Current Assets $ 15.8 $ 13.5 Total Assets $ 16.9 $ 14.2 SELECT HISTORICAL METRICS (1) GrabAGun is historically a passthrough entity in which income taxes are paid by the ownership (2) Other expenses related to tax - related items, GrabAGun has no outstanding debt or interest payments (3) Non - recurring costs consist of third - party accounting and consulting fees incurred in preparation for the Business Combination that are not otherwise deferred. Source: Company Provided Information 26 Calendar Year Ended December 31 , 2022 2023 2024 (Unaudited) $84.1 $96.3 $93.1 ($ in M) Revenue Net Income (1) (+) Depreciation, Amortization, & Other (2) (+) Non - Recurring Costs (3) $4.8 0.2 $4.3 0.4 ( - ) Costs of Goods Sold (72.7) (86.2) ($ in M) Assets Current Assets: December 31, 2023 2024 Liabilities & Members’ Capital Current Liabilities: $4.3 0.3 0.1 (83.6) — —

Exhibit 99.2

GrabAGun Nominates Donald Trump Jr. and Post-Closing Board of Directors and Advances Plans for Upcoming Public Listing

Donald Trump Jr., Blake Masters, Chris Cox, Colion Noir, Dusty Wunderlich, Marc Nemati and Matt Vittitow nominated to board of future publicly traded company

GrabAGun and Colombier Acquisition Corp. II file Form S-4 with the SEC, a critical milestone in go-public transaction

Coppell, Texas and Palm Beach, Florida – March 24, 2025 – Metroplex Trading Company LLC, d.b.a. GrabAGun.com (the “Company” or “GrabAGun”), an online retailer of firearms, ammunition and related accessories, and Colombier Acquisition Corp. II (“Colombier II”) (NYSE: CLBR), a special purpose acquisition company led by Omeed Malik, a distinguished entrepreneur and investor with extensive experience in digital marketplace transactions, today announced the filing of a registration statement on Form S-4 (as may be amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission ("SEC"), which includes a preliminary proxy statement/prospectus in connection with the proposed business combination (“Business Combination” or “Transaction”) that is the subject of the Business Combination Agreement entered into by Colombier II and GrabAGun on January 6, 2025 (“Merger Agreement”). The Registration Statement was filed by GrabAGun Digital Holdings Inc. (“GrabAGun Digital”), which will be the post-Business Combination public company. Contained in the Registration Statement is a proposal to nominate the distinguished individuals set forth below to the post-Transaction public company board of directors (“GrabAGun Digital Board”). In connection with the Business Combination, the parties will apply for the securities of GrabAGun Digital to be listed on the New York Stock Exchange (“NYSE”) under the proposed symbols “PEW” and “PEWW”.

GrabAGun Digital Board Nominees

In addition to Marc Nemati, GrabAGun’s President and Chief Executive Officer, and Matthew Vittitow, GrabAGun’s Chief Operating Officer, each of whom will hold equivalent positions with GrabAGun Digital, the Registration Statement identifies the following individuals as nominees to the post-closing GrabAGun Digital Board, subject to approval at a special shareholder meeting Colombier II will convene prior to the Transaction closing:

●	Donald Trump Jr. has served as a Partner at 1789 Capital, an investment firm that provides financing to companies in the budding EIG economy, since November 2024. Mr. Trump has served as an Executive Vice President at The Trump Organization since September 2001, where he helps oversee the company’s extensive real estate portfolio, media and other business interests around the globe. Over the course of his career, Mr. Trump has played a critical role in many of the company’s most successful real estate development projects, including the Trump International Hotel & Tower in Chicago, Trump International Hotel in Washington D.C. and many others. Mr. Trump’s involvement in those projects was extensive, ranging from the initial deal evaluation stage, analysis and pre-development planning to construction, branding, marketing, operations, sales, and leasing. Mr. Trump has also spearheaded efforts to further expand the Trump brand globally and has overseen large segments of The Trump Organization’s commercial leasing business involving properties such as Trump Tower on Fifth Avenue and 40 Wall Street in downtown Manhattan. Since December 2024, Mr. Trump has served on the board of directors of PSQ Holdings, Inc. (NYSE: PSQH). Since December 2024, Mr. Trump has served as a consultant to GrabAGun. Since March 2024, Mr. Trump has served on the board of directors of Trump Media & Technology Group Corp. (NASDAQ: DJT). In addition to his real estate interests, Mr. Trump is an accomplished and sought-after speaker. He has spoken extensively throughout the United States and around the world and maintains an influential social media presence. He was also featured as an advisor on the highly acclaimed NBC shows “The Apprentice” and “The Celebrity Apprentice.” Mr. Trump received his bachelor’s degree in Finance and Real Estate from the Wharton School of Finance at the University of Pennsylvania.

●	Colion Noir is an attorney, Second Amendment rights advocate, and influential media personality. Mr. Noir’s legal practice in Texas is focused on Second Amendment rights. Mr. Noir’s commentary on gun rights led to his collaboration with the National Rifle Association (“NRA”) in 2013. In May 2014, he hosted the web series “NOIR,” combining his legal expertise with his passion for firearms to engage a broad audience. Beyond his work with the NRA, Mr. Noir has established a significant digital presence. Through his YouTube channel, he provides insightful commentary on firearm-related topics, legal analyses, and discussions on constitutional rights. Mr. Noir’s contributions extend to traditional media as well. His media appearances include guest spots on platforms such as “The Joe Rogan Experience” and HBO’s “Real Time with Bill Maher,” where he discusses topics ranging from gun rights to broader social issues. Mr. Noir received his Bachelor of Arts in Political Science from the University of Houston, followed by a Juris Doctor from the Thurgood Marshall School of Law at Texas Southern University.

●	Chris Cox has been the President of Capitol 6 Advisors LLC, a consulting firm that provides long-range strategic public policy and public affairs consulting, crisis management and brand positioning services, since July 2019 and the President of Caliber Contact, a company providing campaign services, since April 2023. Mr. Cox served various roles at the National Rifle Association of America (“NRA”), most recently as the Executive Director of the NRA’s Institute for Legislative Action from April 2002 to July 2019. Mr. Cox has appeared on a variety of national news programs and networks, including Fox News Sunday, Tucker Carlson Tonight, Hannity, The Kelly File with Megyn Kelly, This Week with George Stephanopoulos, CNN, ABC, NBC and CBS. He has been published in The New York Times, the Washington Post, and other publications and was a primetime speaker during the 2016 Republican National Convention. Mr. Cox is a graduate of Rhodes College in Memphis.

●	Blake Masters has been a director of PSQ Holdings, Inc. since July 2023. Mr. Masters is a successful entrepreneur and venture capital investor. Mr. Masters co-founded Judicata, Inc., a legal intelligence software company, in 2012 and served as its co-founder until 2014. From February 2018 to March 2022, Mr. Masters was the Chief Operating Officer of Thiel Capital, an investment firm that specializes in the technology sector. From July 2015 to March 2022, Mr. Masters also served as the President of the Thiel Foundation, a nonprofit that promotes science and innovation, and currently serves on the foundation’s board of directors. Mr. Masters was Arizona’s GOP nominee for the U.S. Senate in 2022. In 2014, Mr. Masters co-authored with Peter Thiel, the book “Zero to One: Notes on Startups, or How to Build the Future,” which quickly became a #1 New York Times bestseller in the U.S., selling more than 3 million copies globally. Mr. Masters received his J.D. from Stanford Law School and his B.S. degree in Political Science from Stanford University.

●	Dusty Wunderlich has been a director of PSQ Holdings, Inc. (NYSE: PSQH) (“PublicSq”) since March 2024 and has served as its Chief Strategy Officer since June 2024. Prior to joining the board of PublicSq, he served as Chief Executive Officer and a director of Credova Holdings, Inc. (“Credova”), a provider of point-of-sale financing solutions, from September 2020 until its acquisition by PublicSq in March 2024. Mr. Wunderlich was managing member of Red Rock Armory, LLC, an investment firm, from January 2021 until March 2024, and was managing member of ALMC, LLC, a consulting firm, from May 2017 to August 2020. Prior to that, Mr. Wunderlich served as Chief Executive Officer of Bristlecone, Inc., a provider of point-of-sale financing solutions, from 2014 to 2017, and as Principal of DCA Partners, a boutique investment banking and private equity firm, from 2011 to 2013. Mr. Wunderlich received both a bachelor’s degree in finance and economics and an MBA from Missouri State University.

Announcement Commentary

“In today’s crowded retail landscape, consumers are increasingly favoring online retail as a means to purchase products that meet their needs,” said Mr. Trump. “Never before have consumers had the ability to exercise their Second Amendment rights in the truly innovative and pioneering way that GrabAGun offers them. With its industry-leading technology stack and secure platform, GrabAGun enables Americans to legally purchase firearms and related products in an easy-to-navigate, consumer friendly, affordable and accessible way. Hand-in-hand with the Colombier II team and my support, GrabAGun is well-positioned for growth as a category leader, and I look forward to GrabAGun Digital’s bright future.”

Mr. Nemati, GrabAGun’s President and Chief Executive Officer, commented: “Today marks a significant milestone in our journey to bring GrabAGun and our technology-driven firearms platform to the public markets. Our commitment to innovation and a seamless digital experience continues to set us apart as we move forward in this exciting next chapter. We welcome enthusiastically the nominees to the GrabAGun Digital Board, who are leaders in our industry. Our consultant Donald Trump Jr., together with Omeed Malik and the rest of the Colombier II team, continue to demonstrate the immense value that they can unlock for our company as our partners throughout this Transaction. We embrace this path towards bringing more awareness to our leading, tech-first firearms shopping experience and the plentiful opportunities ahead.”

"GrabAGun continues to showcase its robust financial profile as they fervently defend the 2A rights of Americans by providing streamlined, digital access to a large assortment of firearms for all enthusiasts,” Omeed Malik, Colombier II CEO and Chairman, said. “As we continue to partner with them on this transformative go-public transaction, we are confident in their ability to continue executing their growth plans, attract new customers and modernize the firearms-purchasing experience.”

Background Information on the Business Combination

On January 6, 2025, GrabAGun, GrabAGun Digital and Colombier II entered into the Merger Agreement to consummate a business combination transaction, as further described in the Registration Statement, which the parties expect to be completed in the summer of 2025, subject to regulatory approvals and other customary conditions. In connection with the closing of the Transaction, the parties will apply to list the securities of the resulting public company, named GrabAGun Digital Holdings Inc., on the NYSE under the proposed symbols “PEW” and “PEWW”. Colombier II shares currently trade on the NYSE under the symbol “CLBR”.

Additional information about the proposed Business Combination can be found in the Registration Statement filed by GrabAGun Digital Holdings Inc., and in other public filings of Colombier II, which are available, free of charge, on the SEC’s website at sec.gov.

In connection with the Business Combination, Ellenoff Grossman & Schole LLP is serving as legal counsel to Colombier II and Olshan Frome Wolosky LLP is serving as legal counsel to GrabAGun.

About GrabAGun

We are defenders. We are sportsmen. We are outdoorsmen. We believe that it is our American duty to help everyone, from first-time buyers to long-time enthusiasts, understand and legally secure their firearms and accessories. That’s why our arsenal is fully packed, consistently refreshed, and always loaded with high-quality, affordable firearms and accessories. Industry-leading brands that GrabAGun works with include Smith & Wesson Brands, Sturm, Ruger & Co., SIG Sauer, Glock, Springfield Armory and Hornady Manufacturing, among others.

GrabAGun is a digitally native eCommerce retailer of firearms and ammunition, related accessories and other outdoor enthusiast products. Building on the Company’s proprietary software expertise, the Company’s eCommerce site has become one of the leading firearm retail websites. In addition to its eCommerce excellence, GrabAGun has developed industry-leading solutions for supply chain management, combining dynamic inventory and order management with AI-powered pricing and demand forecasting. These advancements enable seamless logistics, efficient regulatory compliance and a streamlined experience for customers.

About Colombier Acquisition Corp. II

Colombier II is a blank check company formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. While Colombier II may pursue an acquisition opportunity in any business, industry, sector or geographical location, it intends to focus on industries that complement the management team’s background and network, such as companies categorized by Entrepreneurship, Innovation and Growth (EIG), including but not limited to parallel economies, the return of products and services developed within the United States, sectors with impaired value due to certain investor mandates and businesses within regulated areas that are disrupting inefficiencies related thereto. Please visit the Colombier II investor relations page at https://www.colombierspac.com/.

Additional Information and Where to Find It

GrabAGun Digital has filed with the SEC the Registration Statement on Form S-4, which includes a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed Business Combination among Colombier II, GrabAGun Digital and GrabAGun pursuant to the Merger Agreement. The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on the proposed Business Combination. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, GRABAGUN DIGITAL AND THE BUSINESS COMBINATION. Shareholders are able to obtain copies of the Registration Statement and the joint proxy statement/prospectus, without charge on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480, email: CLBR@icrinc.com.

Participants in the Solicitation

GrabAGun Digital, Colombier II, GrabAGun and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of Colombier II executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 11, 2025, and Colombier II’s other public filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, are set forth in the Registration Statement relating to the Business Combination. These documents can be obtained free of charge from the source indicated above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and GrabAGun Digital to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of GrabAGun Digital’s securities on the NYSE following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner, or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, GrabAGun Digital or others with respect to the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of GrabAGun Digital and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, GrabAGun Digital’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this press release. Colombier II, GrabAGun Digital and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, GrabAGun Digital’s and GrabAGun’s assessments to change. However, while Colombier II, GrabAGun Digital and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, GrabAGun Digital and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities law.

Contacts:

Investors & Media

CLBR@icrinc.com